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14049336

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 0160427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow	FL	32746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Fehr 407-333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

800 N Magnolia Ave., Ste 1700	Orlando	FL	32803
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21

3/26/14

OATH OR AFFIRMATION

I, Teresa J. Sherrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. MORRIS
Notary Public - State of Florida
My Comm. Expires Sep 6, 2015
Commission # EE 127950

Teresa J. Sherrard
Signature

Secretary/Treasurer
Title

Susan A. Morris
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Newport Group Securities, Inc.

Financial Report
December 31, 2013

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the Company) as of December 31, 2013, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Orlando, Florida
February 28, 2014

Member of the RSM International network of independent accounting, tax and consulting firms.

Newport Group Securities, Inc.

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	5,445,183
Receivables, net		2,932,606
Due from related party		7,977
Prepaid expenses and other assets		174,134
Total assets	$	8,559,900
Liabilities and Stockholders' Equity		
Liabilities		
Accrued commissions	$	1,928,875
Other liabilities		419,507
Due to related party		361,153
Total liabilities		2,709,535
Stockholders' Equity		
Common stock, $1.00 par value, 2,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		11,067
Retained earnings		5,839,198
Total stockholders' equity		5,850,365
Total liabilities and stockholders' equity	$	8,559,900

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Newport Group Securities, Inc. (the "Company") is a limited broker/dealer and registered investment advisor. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on similar investment strategies. The Company's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other adjustments are recorded in the period the underwriters notify the Company.

The Company recognizes revenue ratably over the contract period for investment consulting fees related to investment advisory services based upon a percentage of the assets under management or on a flat-fee basis as provided per contractual agreement.

Mutual fund revenue is based upon a percentage of asset values of mutual funds managed or on a fixed fee and is recognized ratably over the year.

Receivables: Receivables are primarily for commissions and investment consulting fees. Receivables are recorded at net realizable value. Receivables include $650,149 of unbilled receivables as of December 31, 2013. Unbilled receivable represents amounts due for services performed that have not been billed. Unbilled receivables are expected to be billed and collected during the next year. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2013, in the opinion of management, an allowance for doubtful accounts of $54,732 was deemed necessary.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for federal income taxes rests with the stockholders and not the Company.

In accordance with accounting standards relating to accounting for uncertainty in income taxes, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2010.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Variable interest entities: Management determines whether an entity is a variable interest entity (VIE) and if so, determines which party is the primary beneficiary by analyzing if the Company has both the power to direct the entity's significant economic activities and the obligation to absorb potentially significant losses or receive potentially significant benefits. Significant judgments and assumptions in this analysis include the design of the entity structure, the nature of the entity's operations, future cash flow projections, the entity's financing and capital structure, and contractual relationships and terms. A VIE is consolidated if management determines the Company is a primary beneficiary of the VIE.

Note 2. Other Liabilities

Other liabilities consisted of the following as of December 31, 2013:

Deferred revenue	$	184,917
Accrued mutual fund expense		130,188
Accrued investment consulting expense		55,421
Other		48,981
	$	419,507

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital, as defined, of $785,193, which is $470,246 in excess of its required net capital of $314,947. At December 31, 2013, the ratio of aggregate indebtedness to net capital was 6.02 to 1.

The Company has no liabilities which are subordinated to the claims of general creditors.

Note 4. Related-Party Transactions

On December 1, 2003, the Company entered into an expense sharing arrangement with The Newport Group, Inc. ("Newport Group"). Newport Group is owned by the stockholders of the Company. Under the expense sharing arrangement, Newport Group permits the Company to market and distribute its products and services from Newport Group's facilities used in conjunction with Newport Group's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. Newport Group will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by Newport Group and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2013, the Company incurred $13,752,841 in expenses related to its cost sharing agreement with Newport Group. These expenses are included in various expense items in the accompanying statement of income. As of December 31, 2013, $361,153 is due to Newport Group related to the cost sharing agreement.

Note 4. Related-Party Transactions (Continued)

As of December 31, 2013, $7,977 is due from Newport Retirement Services, Inc. ("Newport Retirement Services") for investment consulting fees billed and collected on behalf of the Company as part of bundled services of investment consulting provided by the Company and benefit plan administration provided by Newport Retirement Services. Newport Retirement Services is a wholly-owned subsidiary of Newport Group.

Note 5. Commitments, Contingencies and Variable Interest Entities

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

On July 16, 2012, certain related parties of the Company including Newport Group and Newport Retirement Services entered into a revolving line of credit with a commercial bank for the lesser of $5 million or 80% of eligible accounts receivable. The line matures on August 10, 2014. The Company is a guarantor of the line of credit and its receivables are included in the calculation of eligible accounts receivable. These related parties were determined to be VIEs of the Company through its guarantee on their line of credit. The Company determined it was not the primary beneficiary of these VIEs due to their stockholders having control through their voting rights and significant equity investments in these VIEs. The Company has no other contracts or arrangements with these VIEs that give the Company the right to make decisions about the activities that would significantly impact the economic performance of the VIEs. The Company's exposure to loss associated with the VIEs is primarily limited to the Company's due from related party balance of $7,977 included in the accompanying statement of financial condition as of December 31, 2013 and the guaranty of the revolving line of credit with an outstanding balance of $2,014,670 as of December 31, 2013.

Note 6. Subsequent Events

On January 27, 2014, a capital distribution of $1,000,000 was declared by the Board of Directors and distributed to the stockholders of the Company on January 30, 2014.

On February, 25, 2014, certain related parties of the Company including Newport Group and Newport Retirement Services entered into a modification for the revolving line of credit (see Note 5). The Company is no longer a guarantor of the line of credit. The line of credit now matures on August 31, 2014.

The Company has evaluated subsequent events through February 28, 2014, the date the financial statements were issued.